Clifton Star Intersects 2.2 g/t Au over 97.9m

On the Duparquet project.

Quebec City, QUEBEC--(July 11, 2012) – Clifton Star Resources Inc. ("CFO" or "Clifton") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce the results from an additional 20 drill holes from its 2012 drill program at the Duparquet Project. This phase of drilling has encountered significant mineralization in the North, South and Syenite Zones on the Beattie and Donchester properties. The positive results demonstrate that the zones show good continuity and extend at depth. Clifton currently has two drills working on the project. None of the 2012 drilling results were used in the recently filed NI 43-101 resource estimation Duparquet project report (July 5, 2012 on SEDAR).

Highlights include:

Hole D12-04 with 97.9 meters grading 2.20 g/t Au (North Zone)

Hole D12-05 with 25.5 meters grading 2.21 g/t Au (North Zone)

Hole D12-07 with 15.0 meters grading 2.45 g/t Au (North Zone)

Hole BD10-129ext with 11.9 meters grading 3.81 g/t Au (North Zone)

Hole BD12-04 with 19.8 meters grading 1.72 g/t Au  (North Zone)

Hole BD12-08 with 10.7 meters grading 2.94 g/t Au  (North Zone)

Hole D12-01 with 110.5 meters grading 0.67 g/t Au (South Zone)

Hole D12-09 with 27 meters grading 1.78 g/t Au (Syenite Zone)

These and other significant assay results from the recent phase of drilling are listed in Table 1 accompanying this news release.

On May 24, 2012 Clifton Star Resources announced the first integrated Mineral Resource estimate on the Duparquet project which includes the Beattie, Donchester, Dumico and Central Duparquet properties, as well as the Beattie tailings. The NI 43-101 mineral resource estimate was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec and included:

•

Measured resources: 1,284 ounces ( 19,000 t at 2.10 g/t Au)

•

Indicated resources: 1,713,328 ounces ( 29,591,100 t at 1.80 g/t  Au)

•

Inferred resources: 1,667,909 ounces ( 29,143,400 t at 1.78 g/t Au)

The mineral resource does not include holes drilled after December 31, 2011. In the first half of 2012, Clifton Star has drilled an additional 41 holes totalling 16,635m on the project to upgrade and extend the footprint of the deposit. Two drill rigs continue to define this mineralization on the project.

The 2012 drilling will be included in a subsequent updated mineral resource estimate due out later in 2012. Clifton Star has started a Preliminary Economic Assessment (“PEA”) on the Duparquet Project. The Corporation expects to have the report conclusions available at the end of 2012

Duparquet Project

The Duparquet project covers 7.7 km of strike along the prolific Destor-Porcupine break located in the Abitibi region of Quebec and includes the contiguous Beattie, Donchester, Central Duparquet and Dumico properties. The project area includes the Beattie and Donchester gold mines that historically produced a total of 1.47 million ounces of gold by underground mining from 1933 to 1955.

The mineralization on the property is associated with a 400m wide syenite intrusion in contact with sediments to the south and volcanic rocks to the north. The mineralization is predominately located along the northern and southern contacts of the syenite as well as hosted within numerous secondary structures within the syenite body.

On March 21st, 2012, Clifton released the results from the first seven holes that were drilled from January to March, totalling 4,905 meters. Diamond drilling from mid-March to the end of June 2012 by Clifton includes the completion of 34 holes totalling 11,730 meters. The results are available for 20 holes, released in this press release. This new drilling continues to focus on the North Zone with a goal of outlining a mineral resource amenable to both open-pit and bulk underground mining. The current drilling includes 6 drill hole extensions and 28 new holes collared from surface. This includes 1,868 metres of reaming completed in the historical holes, along with 9,862 metres of new core drilling in the extended holes and the new holes collared from surface. Clifton continues to be able to carry out the drilling on the property at a discounted cost due to the shallow nature of the deposit and by extending existing holes.

The results of the 2012 drill program continue to be very encouraging for the development of both an open-pit and bulk underground mining deposit, as can be seen from the assay data that is listed in the summary and in the table provided immediately after the text of this news release. The true thicknesses of the intersections in the North, South and Syenite zones are typically 60% of the core lengths, but can be as low as 30%.

The North Zone continues to show excellent continuity, with significant gold mineralization extending at depth. The mineralized envelope of the North Zone can be up to 80 metres wide, and has been traced along strike for 2.6 km (See Figure 1). The North Zone has a near vertical dip, with the mineralization typically found near the northern contact of the syenite with the volcanic rocks. Recent work has tested the North Zone down to a depth of 650m vertically, as well as defined several higher-grade lenses within the North Zone.

Recently drilled hole D12-04, intersected 2.20 g/t Au over a core length 97.9m less than 300m from surface (See Figure 2). This mineralization continues at depth where hole D12-05 intersected several similar lenses from which one of the lenses assayed 2.21 g/t Au over 25.5m at a vertical depth of 425m below surface. Hole D12-07, drilled 100m to the east of D12-04 and D12-05,  intersected 2.45 g/t Au over 15.0m at a vertical depth of approximately 150m below surface (See Figure 3).

Drilling of the North Zone on the Beattie property included the hole extension BD10-129ext, which returned an assay of 3.81 g/t au over 11.9m at a vertical depth of 435m below surface (See Figure 4) and BD12-04 which assayed 1.72 g/t Au over 19.8m at a vertical depth of 250m below surface (See Figures 5). Hole BD12-08, a shallow in-fill hole drilled along the North Zone between 2 satellite pits, returned an assay of 2.94 g/t Au over 10.7m (see figures 6, 7). Continued success from both the deep and shallow holes increases our confidence and demonstrates the continuity of these zones.

Drilling of the South Zone included a wide zone of 110.0m grading 0.67 g/t Au within less than 125m vertically below the surface in hole D12-01 (See Figure 8). This hole demonstrates the potential thickness of the South Zones near surface

Hole D12-09 intersected a mineralized zone grading 1.78 g/t Au over 27.0m within the syenite, approximately 135m south of the North Zone(See Figure 9). This intersection is located 80m outside of the east wall of the current Donchester pit, at a vertical depth of 220m (See Figure 10). This drilling highlights the possibility of increasing the size of the current planned pits with more fill-in holes.

This drilling has continued to fill in large gaps in the data and traced the mineralized zones at depth, while at the same time demonstrating the potential thickness and continuity of these zones. All of the zones are open along strike and at depth, with the deepest intersection at approximately 650 metres below surface. Drilling is continuing with 2 drill rigs which will advance the exploration of the various zones at the Beattie, Donchester, Central Duparquet and Dumico properties. This drilling will better define the in-pit mineralization and converting inferred resources into indicated resources.

Technical Information and Qualified Persons

The assay analyses performed during Clifton’s drill programs are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core was logged and sampled on site at the Company's exploration office in Duparquet, with samples transported by the Company to Activation Laboratories Ltd. (Ste-Germaine de Boule), an independent accredited laboratory, for assay analysis. Standard reference materials, blanks, and field duplicates samples are inserted prior to shipment from site to monitor the quality control of the data. Samples with higher grade gold (greater than 10 grams per tonne) are reassayed using a gravimetric and/or pulps and metallic procedure. All assays greater than 25 grams per tonne were cut to 25 grams. The Company's exploration team designed and executed the 2012 drilling program under the supervision of Clifton’s Vice President of Exploration, Mr.  Louis Martin. The content of this news release has been written and approved by Mr. Louis Martin, P.Geo, a Qualified Person as defined by National Instrument 43-101.

Duparquet Project

2012 Drilling Results

Hole ID	From (m)	To (m)	Width (m)	Grade (Au g/t)	Section (Easting)	Zone
BD09-100ext	387.0	388.5	1.5	1.39	630,867	North Zone
BD10-129ext	537.6	549.5	11.9	3.81	631,300	North Zone
Incl.	537.6	545.0	7.4	5.38	631,300	North Zone
BD10-148ext	647.0	659.0	12.0	1.94	630,900	North Zone
BD10-149ext	511.8	524.5	12.7	0.89	630,900	Syenite
BD10-159ext	518.0	522.5	4.5	1.33	631,200	North Zone
BD10-159Eext	540.5	548.2	7.7	1.50	631,200	North Zone
BD10-232ext	782.0	783.5	1.5	0.91	631,100	North Zone
BD12-02	149.7	152.9	3.2	2.57	631,425	Syenite
BD12-02	173.1	176.0	2.9	1.76	631,425	Syenite
BD12-02	315.0	319.5	4.5	1.53	631,425	Syenite
BD12-02	363.7	371.3	7.6	2.20	631,425	Syenite
BD12-03	57.0	66.7	9.7	1.22	631,425	Syenite
BD12-03	82.3	85.5	3.2	1.54	631,425	Syenite
BD12-03	205.0	209.5	4.5	2.97	631,425	Syenite
BD12-03	524.4	538.0	13.6	1.48	631,425	North Zone
Incl.	532.4	534.4	2.0	2.33	631,425	North Zone
BD12-04	68.5	70.2	1.7	1.89	631,425	Syenite
BD12-04	94.1	97.5	3.4	1.36	631,425	Syenite
BD12-04	299.5	319.3	19.8	1.72	631,425	North Zone
Incl.	299.5	302.5	3.0	3.70	631,425	North Zone
BD12-05	Abandoned				630,700
BD12-06	103.0	105.6	2.6	1.88	630,700	North Zone
Incl.	104.0	105.6	1.6	2.64	630,700	North Zone
BD12-08	117.3	128.0	10.7	2.94	630,900	North Zone
Incl.	122.0	128.0	6.0	4.34	630,900	North Zone
D12-01	27.0	137.5	110.5	0.67	631,600	South Zone
Incl.	27.0	45.0	18.0	1.31	631,600	South Zone
and	36.0	39.0	3.0	3.78	631,600	South Zone
and	108.0	112.5	4.5	1.39	631,600	South Zone
and	130.5	137.5	7.0	4.95	631,600	South Zone
and	134.8	137.5	2.7	10.07	631,600	South Zone
D12-01	328.5	331.5	3.0	1.09	631,600	Syenite
D12-01	367.0	372.0	5.0	3.70	631,600	Syenite
Incl.	369.0	371.0	2.0	7.02	631,600	Syenite
D12-01	456.0	459.0	3.0	3.81	631,600	Syenite
D12-02	8.0	13.0	5.0	1.11	631,800	North Zone
D12-02	45.0	54.5	9.5	0.89	631,800	North Zone
D12-02	133.0	136.0	3.0	1.48	631,800	North Zone
D12-02	167.0	170.0	3.0	1.32	631,800	North Zone
D12-02	202.5	206.2	3.7	1.14	631,800	North Zone
D12-02	219.0	275.0	56.0	0.52	631,800	North Zone
D12-03	54.8	58.6	3.8	1.40	631,800	North Zone
D12-04	49.5	59.9	10.4	1.50	631,800	Syenite
Incl.	49.5	51.6	2.1	2.90	631,800	Syenite
and	58.3	59.9	1.6	2.95	631,800	Syenite
D12-04	75.9	79.5	3.6	0.77	631,800	Syenite
D12-04	187.1	285.0	97.9	2.20	631,800	North Zone
Incl.	187.1	195.0	7.9	4.02	631,800	North Zone
and	211.0	264.0	53.0	2.66	631,800	North Zone
D12-04	299.0	322.0	23.0	0.68	631,800	North Zone
D12-05	30.0	36.0	6.0	0.90	631,800	Syenite
D12-05	154.0	161.0	7.0	0.99	631,800	Syenite
Incl.	154.0	155.0	1.0	4.87	631,800	Syenite
D12-05	224.0	227.0	3.0	1.68	631,800	Syenite
D12-05	232.6	238.5	5.9	0.87	631,800	Syenite
D12-05	282.0	286.5	4.5	1.19	631,800	Syenite
D12-05	466.0	491.5	25.5	2.21	631,800	North Zone
Incl.	466.0	481.0	15.0	2.68	631,800	North Zone
D12-05	525.9	539.0	13.1	1.19	631,800	North Zone
D12-05	568.0	578.0	10.0	1.08	631,800	North Zone
D12-05	593.0	595.0	2.0	1.89	631,800	North Zone
D12-05	641.9	649.0	7.1	1.20	631,800	North Zone
D12-05	676.5	691.0	14.5	1.21	631,800	North Zone
Incl.	689.0	691.0	2.0	2.56	631,800	North Zone
D12-06	36.0	42.0	6.0	0.79	631,900	North Zone
D12-06	63.0	70.0	7.0	1.82	631,900	North Zone
Incl.	63.9	67.0	3.1	2.46	631,900	North Zone
D12-07	42.2	60.8	18.6	0.84	631,900	Syenite
D12-07	180.0	195.0	15.0	2.45	631,900	North Zone
Incl.	191.0	192.0	1.0	21.88	631,900	North Zone
D12-07	263.0	268.0	5.0	1.34	631,900	North Zone
D12-07	301.0	306.0	5.0	2.06	631,900	North Zone
Incl.	303.0	305.2	2.2	2.96	631,900	North Zone
D12-08	6.0	30.0	24.0	0.64	631,900	North Zone
Incl.	29.0	30.0	1.0	4.23	631,900	North Zone
D12-08	130.0	134.4	4.4	2.87	631,900	Syenite
D12-09	2.0	24.0	22.0	0.73	632,000	Syenite
D12-09	93.0	94.5	1.5	6.29	632,000	Syenite
D12-09	127.0	131.0	4.0	0.68	632,000	Syenite
D12-09	162.0	168.0	6.0	1.34	632,000	Syenite
Incl.	162.0	163.5	1.5	3.57	632,000	Syenite
D12-09	276.0	303.0	27.0	1.78	632,000	Syenite
Incl.	281.0	282.1	1.1	17.15	632,000	Syenite
and	298.5	300.0	1.5	6.38	632,000	Syenite
D12-09	318.0	324.0	6.0	0.65	632,000	Syenite
D12-09	407.6	410.5	2.9	1.49	632,000	North Zone
D12-09	551.0	562.5	11.5	1.51	632,000	North Zone
Incl.	554.0	556.0	2.0	4.65	632,000	North Zone

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

FIGURE 1

Surface Plan
CLIFTON STAR
Resources inc.
Beattie
Donchester
North Zone
West – RS-RW Zone
South Zone
Dumico
Central Duparquet
CD-Main Zone
1 km
N
W
E
S

LOCATION OF THE MINERALIZATION ON THE DUPARQUET PROJECT

FIGURE 2

Donchester
CLIFTON STAR
D12-05
D12-04
D12-02
D12-03
0.90 g/t Au / 6.0m
0.99 g/t Au / 7.0m
0.87 g/t Au / 5.8m
1.19 g/t Au / 4.5m
2.21 g/t Au / 25.5m
1.19 g/t Au / 13.2m
1.08 g/t Au / 10.0m
1.89 g/t Au / 2.0m
1.20 g/t Au / 7.1m
1.21 g/t Au / 14.5m
2.56 g/t Au / 2.0m
1.11 g/t Au / 5.0m
0.89 g/t Au / 9.5m
1.40 g/t Au / 3.8m
1.50 g/t Au / 10.4m
1.48 g/t Au / 3.0m
1.32 g/t Au / 3.0m
1.14 g/t Au / 3.7m
0.52g/t Au / 56.0m
2.20 g/t Au / 97.9m
-100m
-200m
-300m
-400m
-500m
-600m
South Zone
North Zone
100m
Section 631,800E
(Looking West)
2012 Drill Hole
Pre 2012 Drill Hole

SECTION 631,800E

FIGURE 3

CLIFTON STAR
Donchester
D12-06
D12-07
D12-08
-100m
-200m
-300m
-400m
-500m
-600m
-700m
0.79 g/t Au / 6.0m
1.82 g/t Au / 7.0m
0.64 g/t Au / 24.0m
2.87 g/t Au / 4.4m
0.84 g/t Au / 18.6m
2.45 g/t Au / 15.0m
1.34 g/t Au / 5.0m
2.06 g/t Au / 5.0m
South Zone
North Zone
Section 631,900E
(Looking West)
100m
2012 Drill Hole
Pre 2012 Drill Hole

SECTION 631,900E

FIGURE 4

CLIFTON STAR
Beattie
BD10-129ext
-100m
-200m
-300m
-400m
-500m
-600m
South Zone
North Zone
3.81 g/t Au / 11.9m
100m
100m
Section 631,300E
(Looking West)
2012 Drill Hole
Pre 2012 Drill Hole

SECTION 631,300E

9

FIGURE 7

CLIFTON STAR
Resources Inc.
Beattie
BD12-08
-100m
-200m
-300m
-400m
-500m
-600m
-700m
South Zone
North Zone
2.94 g/t Au / 10.7m
Section 630,900E
(Looking West)
100m
2012 Drill Hole
Pre 2012 Drill Hole

SECTION 630,900E

FIGURE 8

CLIFTON STAR
Resources Inc.
Donchester
D12-01
0.67 g/t Au / 110.5m
1.09 g/t Au / 3.0m
3.70 g/t Au / 5.0m
3.81 g/t Au / 3.0m
-100m
-200m
-300m
-400m
-500m
-600m
South Zone
North Zone
Section 631,600E
(Looking West)
100m
2012 Drill Hole
Pre 2012 Drill Hole

SECTION 631,600E

FIGURE 9

CLIFTON STAR
Donchester
D12-09
0.73 g/t Au / 22.0m
6.29 g/t Au / 1.5m
0.68 g/t Au / 4.0m
1.34 g/t Au / 6.0m
1.78 g/t Au / 27.0m
0.65 g/t Au / 6.0m
1.49 g/t Au / 2.9m
1.51 g/t Au / 11.5m
-100m
-200m
-300m
-400m
-500m
-600m
-700m
South Zone
North Zone
Section 632,000E
(Looking West)
100m
2012 Drill Hole
Pre 2012 Drill Hole

SECTION 632,000E

FIGURE 10

D12-09
1.78 g/t Au
27.0m
400m
Looking North

OPTIMIZED WHITTLE PIT, MAY 2012 – LOOKING NORTH

12